October 31, 2014

By Hand

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Philippine Long Distance Telephone Company

Annual Report on Form 20-F for the Fiscal Year

ended December 31, 2013 filed on April 2, 2014 (File No. 001-03006)

Dear Mr. Spirgel:

This is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2014, relating to the Annual Report on Form 20-F of Philippine Long Distance Telephone Company (“PLDT” or the “Company”) for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), which was filed with the Commission on April 2, 2014.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2013 Form 20-F.

Risk Factors, page 10

Risks Relating to Our Securities, page 21

PLDT is required to comply with foreign ownership restriction under the Philippine Constitution…, page 21

1.	Please revise your disclosure in this risk factor and under “Legal Proceedings” on page 110 to clarify that the Philippine SEC issued SEC Memorandum Circular No. 8 in response to the directive by the Supreme Court in the Gamboa Case to apply the definition of “capital” in the Gamboa Case decision in determining the extent of allowable foreign ownership in PLDT and, if there was a violation, to impose appropriate sanctions.

Memorandum Circular No. 8 (the “Philippine SEC Guidelines”) issued by the Securities and Exchange Commission of the Republic of the Philippines (the “Philippine SEC”) did not expressly state that the guidelines were promulgated in response to or to implement the Philippine Supreme Court’s directive in the Gamboa Case. Nevertheless, we believe based on the following facts that the Philippine SEC Guidelines were promulgated to implement the decision in the Gamboa Case:

(i) the Philippine SEC Guidelines expressly reference the Gamboa Case;

(ii) the Filipino ownership requirement in the Philippine SEC Guidelines incorporates language derived verbatim from the dispositive portion of the Philippine Supreme Court’s decision in the Gamboa Case; and

(iii) the Philippine SEC has stated in its pleadings filed in the case of Roy III v. Herbosa, et al. (G.R. No. 204246) (which statements constitute judicial admissions), that in promulgating the Philippine SEC Guidelines, the Philippine SEC implemented and applied the Supreme Court’s definition of the term “capital” in the Gamboa Case.

We confirm that we will revise the applicable disclosure in our Annual Report on Form 20-F for the fiscal year ending December 31, 2014 (the “2014 Form 20-F”) to provide such clarification. In particular, we propose to clarify the introductory sentences to the third paragraph of the identified risk factor and the sixth paragraph in the Legal Proceedings section by adding the bolded language below:

‘On May 30, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, or the Philippine SEC Guidelines, which we believe was intended to fulfil the Philippine Supreme Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provide under Section 2 thereof: “All covered corporations shall, at all times, observe the constitutional or statutory ownership requirement. For purposes of compliance therewith, the required percentage of Filipino ownership shall be applied to both: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; and (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.”’

2.	Please discuss more specifically the potential consequences to the company of exceeding the foreign ownership restrictions.

Exceeding the foreign ownership restrictions imposed under the Philippine Constitution may subject the Company to:

(1) sanctions set out in Section 14 of the Philippine Foreign Investments Act of 1991, as amended, comprising a fine not exceeding (a) the lower of 0.5% of the total paid in capital or 5,000,000 Philippine pesos in the case of a corporate entity, (b) 200,000 Philippine pesos in the case of the president of the company or other responsible officers, and (c) 100,000 Philippine pesos in the case of other natural persons (collectively, the “Monetary Sanctions”); and/or

(2) the Philippine government commencing a quo warranto case in the name of the Republic of the Philippines against the Company to revoke the Company’s franchise that permits the Company to engage in telecommunications activities.

While there is no settled law directly on point, we have been advised by our Philippine counsel that once a sufficient number of the Company’s shares are issued or transferred to or are otherwise acquired by qualified Philippine nationals so as to result in the Company’s foreign ownership percentage being in compliance with the foreign ownership restriction threshold, a quo warranto case as described above would not have merit, and if already initiated would be subject to dismissal on that basis prior to the time that a judgment becomes final and executory. If an adverse decision becomes final and executory without the necessary transfer of shares having been made, the Company would have to secure a new franchise from the Philippine Congress (after the foreign ownership violation has been cured) if it still desires to continue engaging in telecommunications.

In the case of a violation of the foreign ownership restrictions, the Monetary Sanctions would continue to apply notwithstanding any curative issuance or transfer of shares to Philippine nationals.

We confirm that we will revise the applicable disclosure in the 2014 Form 20-F to include the above discussion regarding the consequences of exceeding the foreign ownership restrictions.

Item 7. Major Shareholders and Related Party Transactions, page 109

3.	Please revise the table on page 109 to provide the shareholdings of your major shareholders based upon beneficial ownership of the company’s voting securities. Refer to Item 7A of Form 20-F and the definition of beneficial ownership in General Instruction F to Form 20-F.

We confirm that we will revise the applicable disclosure in our 2014 Form 20-F as requested. The following table sets forth the pertinent information from our 2013 Form 20-F with respect to shareholding as at February 28, 2014, which information has been presented in accordance with the revisions proposed by the Staff. The following table includes the shareholding information of certain affiliated shareholders on a combined basis as well as on an individual basis where significant.

Shareholder	Common Shares		Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited and affiliates	55,244,642	(1)	25.6	—	—	15.1

a. Philippine Telecommunications Investment Corporation	26,034,263		12.0	—	—	7.1

b. Metro Pacific Resources, Inc.	21,556,676		10.0	—	—	5.9

2. Nippon Telegraph and Telephone Corporation and affiliates	43,963,642	(2)	20.3	—	—	12.0

a. NTT Communications Corporation	12,633,487		5.8	—	—	3.5

b. NTT DOCOMO, Inc.	31,330,155	(3)	14.5	—	—	8.6

3. PCD Nominee Corporation	77,300,585	(4)	35.8	—	—	21.1

a. JG Summit Holdings, Inc. and its affiliates	17,305,625	(5)	8.0	—	—	4.7

b. Deutsche Bank AG Manila Branch – Clients A/C	17,017,693	(6)	7.9	—	—	4.6

c. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	17,170,249	(6)	7.9	—	—	4.7

4. J.P. Morgan HongKong Nominees Limited (formerly J.P. Morgan Asset Holdings (HK) Limited)	43,288,083	(7)	20.0	—	—	11.8

5. BTF Holdings, Inc.(8)	—		—	150,000,000	100%	41.0

(1)	Includes (a) 26,034,263 shares of common stock held by Philippine Telecommunications Investment Corporation, a Philippine affiliate of First Pacific Company Limited (“First Pacific”), (b) 21,556,676 shares of common stock held by Metro Pacific Resources, Inc., a Philippine affiliate of First Pacific and (c) 7,653,703 ADRs held by a non-Philippine wholly-owned subsidiary of First Pacific.
(2)	Includes (a) 22,796,902 shares of common stock held by NTT DOCOMO, Inc., a Japanese corporation which is a majority-owned and publicly traded subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), (b) 8,533,253 ADRs held by NTT DOCOMO, Inc. and (c) 12,633,487 shares of common stock held by NTT Communications Corporation, a Japanese corporation which is a wholly-owned subsidiary of NTT.
(3)	Includes 8,533,253 ADRs held by NTT DOCOMO, Inc.
(4)	PCD Nominee Corporation is the registered owner of shares held by participants in the Philippine Depository and Trust Co., or PDTC, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Includes (a) 17,305,625 shares of common stock beneficially owned by JG Summit Holdings, Inc. and its affiliates, (b) 17,017,693 shares of common stock held by Deutsche Bank AG, Manila Branch on behalf of clients and (c) 17,170,249 shares of common stock held by The Hongkong and Shanghai Banking Corporation Ltd. on behalf of clients. PLDT has no knowledge if any beneficial owner of shares of common stock held through Deutsche Bank AG Manila Branch or The Hongkong and Shanghai Banking Corporation Limited held 5% or more of PLDT’s outstanding shares of common stock as at February 28, 2014.
(5)	Includes (a) 17,208,753 shares of common stock beneficially owned by JG Summit Holdings, Inc., (b) 86,723 shares of common stock beneficially owned by Express Holdings, Inc., (c) 10,148 shares of common stock beneficially owned by Ms. Elizabeth Yu Gokongwei and (d) 1 share of common stock beneficially owned by Mr. James L. Go, all held on record by PCD Nominee Corporation.
(6)	Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at February 28, 2014.
(7)	J.P. Morgan HongKong Nominees Limited (formerly J.P. Morgan Asset Holdings (HK) Limited) holds shares as nominee of JP Morgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs (the “Deposit Agreement”). Includes (a) 8,533,253 shares of common stock underlying ADSs beneficially owned by NTT DOCOMO, Inc. and (b) 7,653,703 shares of common stock underlying ADSs beneficially owned by a non-Philippine wholly-owned subsidiary of First Pacific.
(8)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co. or PLDT Beneficial Trust Fund.

4.	Please discuss the contractual rights held by the NTT group pursuant to agreements between the company, the NTT group and the First Pacific group that give the NTT group veto rights over a number of major decisions and transactions that the company could make or enter into, as well as rights relating to representation on the Board of Directors of the company and Smart, among other things. Also disclose any contractual rights held by the First Pacific group.

NTT Group

We respectfully submit that the requested information with respect to the contractual rights of members of the NTT group pursuant to the Cooperation Agreement, dated January 31, 2006 (the “Cooperation Agreement”), among the Company, NTT Communications Corporation (“NTT Communications”), NTT DOCOMO, Inc. (“NTT DOCOMO”), First Pacific Company Limited (“First Pacific”) and certain affiliates of First Pacific, the Stock Purchase and Strategic Investment Agreement, dated September 28, 1999 (the “Strategic Agreement”), among the Company, NTT Communications, First Pacific and certain affiliates of First Pacific and the Shareholders Agreement, dated March 24, 2000 (the “Shareholders Agreement”), among NTT, First Pacific, certain affiliates of First Pacific, and certain other parties has already been disclosed in the Risk Factors section of the 2013 Form 20-F on pages 17 and 18. The contractual veto rights held by NTT Communications and NTT DOCOMO with respect to major decisions and transactions that the Company could make or enter into are described in our 2013 Form 20-F as including the following:

a)	capital expenditures in excess of US$50 million;

b)	any investments, if the aggregate amount of all investments for the previous 12 months is greater than US$25 million in the case of all investments to any existing investees and US$100 million in the case of all investments to any new or existing investees, determined on a monthly basis;

c)	any investments in a specific investee, if the cumulative value of all investments made by the Company in that investee is greater than US$10 million in the case of an existing investee and US$50 million in the case of a new investee;

d)	issuance of common stock or stock that is convertible into common stock;

e)	new business activities other than those the Company currently engages in; and

f)	merger or consolidation.

The Company may not take any of the actions described in clauses (a) through (c) above without the approval of NTT DOCOMO and NTT Communications, acting in coordination with each other. However, NTT DOCOMO and NTT Communications may not withhold their consent to such actions in circumstances where the Company proposes to invest in a business that competes with Nippon Telegraph and Telephone Corporation and its subsidiaries and where the board of directors of the Company has, among other things, approved the transaction.

The Company may not take the action described in clause (d) above, except where NTT Communications and NTT DOCOMO have first been offered the opportunity to purchase their pro rata portion of the Company’s shares of common stock.

The Company is aware that each of NTT Communications and NTT DOCOMO has agreed (pursuant to the Shareholders Agreement in the case of NTT Communications and pursuant to the Cooperation Agreement in the case of NTT DOCOMO) to use its best efforts to procure that the Company not take the actions described in clauses (e) and (f) above without the consent of First Pacific and certain of its affiliates, as well as other parties bound by the provisions of the Shareholders Agreement. As the Company is not a party to the Shareholders Agreement, these contractual rights held by NTT Communications and NTT DOCOMO are not directly enforceable against the Company.

In addition to the actions described in clauses (e) and (f) above, each party subject to obligations under the Shareholders Agreement, including NTT Communications and NTT DOCOMO, has agreed to use its best efforts to procure that the Company not take any of the following actions without the prior written consent of the other parties bound thereby:

g)	winding up or liquidation of the Company; and

h)	applying to a court to order a meeting of creditors or to sanction any compromise or arrangement between creditors and shareholders of the Company.

We intend to include the above discussion in our 2014 Form 20-F under Item 7 - Major Shareholders and Related Party Transactions in addition to the Risk Factors section.

First Pacific Group

The Company is aware that pursuant to the Shareholders Agreement mentioned above each party thereto, including First Pacific and certain of its affiliates, agreed to use its best efforts to procure that the Company not take any of the following actions without the prior written consent of the other parties thereto:

a)	engaging in any business other than telecommunications and ancillary businesses or ceasing to carry on its business or a substantial part thereof;

b)	merger or consolidation of the Company, or reconstruction or amalgamation of the Company or its business;

c)	winding up or liquidation of the Company; and

d)	applying to a court to order a meeting of creditors or to sanction any compromise or arrangement between creditors and shareholders of the Company.

Although the Company is not a party to the Shareholders Agreement, we will include a discussion of these rights in our 2014 20-F under Item 7 - Major Shareholders and Related Party Transactions.

*    *    *    *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826 8696; fax: (+852) 2826 1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 888 0188 or by e-mail at lrchan@pldt.com.ph, with any questions you may have.

Sincerely,

/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan
Senior Vice President and Corporate
Secretary

cc:	Terry French, Accounting Branch Chief
Kathleen Krebs, Special Counsel
Christy Adams, Senior Staff Accountant
(Securities and Exchange Commission)

Napoleon L. Nazareno, President and Chief Executive Officer
June Cheryl A. Cabal-Revilla, First Vice President and Controller
Anabelle Lim-Chua, Senior Vice President and Treasurer
(Philippine Long Distance Telephone Company)

Michael G. DeSombre
Ram Narayan
Paul E. Hubble
(Sullivan & Cromwell)